November 27, 2024

Sean Duffy
Chief Executive Officer
Omada Health, Inc.
500 Sansome Street, Suite 200
San Francisco, CA 94111

       Re: Omada Health, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted November 18, 2024
           CIK No. 0001611115
Dear Sean Duffy:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 21, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Risk Factors
The growth of our business relies, in part, on the growth and success of our customers and channel partners such as health plans, PBMs..., page 21

1. We note your response to comment 3. Please tell us whether the fees subject to repayment pursuant to performance guarantees if certain clinical outcomes or other performance criteria are not met have had a material impact on your results of operation.
 November 27, 2024
Page 2
Business
Our Market Opportunity, page 121

2. We note your response to comment 7, including your revised disclosure on page 122 that "[a]lthough not all members in [y]our program had at least one such paid insurance claim, [you] believe that the overall group of members that did have a paid claim is a representative group of members who take GLP-1 therapy and enroll and engage in Omada for Prevention & Weight Health." Please disclose the percentage of members in the program with at least one paid insurance claim, and further discuss why you believe that the overall group of members that did have a paid claim is a representative group of members. We also note your disclosure that "[m]embers were divided into groups reflecting "meaningful" engagement with [y]our program (defined as equal to or greater than the median amount of observed engagement) and "limited"
       engagement with [y]our program (defined as less than the median amount of observed engagement) using a median split of their total interactions with the Omada program each month" and that "[a]ll Prevention & Weigh Health members covered by the
       SafeguardRx program, including those who did not have evidence of GLP-1 claims, were pooled together during the observed time period to calculate the median level of engagement." Please disclose the median amount of observed engagement and briefly explain why all Prevention & Weigh Health members covered by the SafeguardRx program, including those who did not have evidence of GLP-1 claims, were pooled together during the observed time period.

       Please contact Julie Sherman at 202-551-3640 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Kathleen M. Wells, Esq.